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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2007

                         SCOR HOLDING (Switzerland) AG
                         -----------------------------
                 (Translation of registrant's name into English)

                             General Guisan-Quai 26
                                 CH-8022 Zurich
                                  Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No    X
                                  ---          ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Monthly reporting of newly created equity securities from conditional capital to the SWX Swiss Exchange
--------------------------------------------------------------------------------
In accordance with the reporting requirements pursuant to the Listing Rules (Art. 64 - 75) we have disclosed following information to the SWX Swiss
Exchange:

The current capital structure of SCOR Holding (Switzerland) AG is as follows:

Title category: Registered shares

Security number: 1'299'771

Issued equity capital                         Number of shares   CHF

Status as of the end of October 2007:         146'689'462        733'447'310

Status as at the end of the previous month:   146'689'462        733'447'310

Conditional capital                           Number of shares   CHF

Number of exercised securities*               0                  0

Amount of remaining conditional capital*      4'000'000          20'000'000
--------------------------------------------------------------------------------

This report is also made if no equity securities have been created from conditional capital in the month in question.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SCOR HOLDING (Switzerland) AG



                                               By:  /s/ Benjamin Gentsch
                                                    Name:      Benjamin Gentsch
                                                    Title:     CEO




                                               By:  /s/ Chris Wing
                                                    Name:      Chris Wing
                                                    Title:     CFO



Date: November 2, 2007